Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Penn West Energy Trust Announces Changes to its Senior Management Team

            CALGARY, Feb. 8 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to announce the following changes to its senior management team. Murray R.
Nunns, P.Geol., has agreed to join Penn West as President and Chief Operating
Officer, effective immediately. Mr. Nunns will report to William E. Andrew,
Penn West's Chief Executive Officer. Reporting to Mr. Nunns will be David W.
Middleton, who has held a number of senior management positions with Penn West since 1999, and will continue in a more concentrated role with Penn West as
Executive Vice President, Operations and Business Development. As part of his new role, Mr. Middleton will increase Penn West's strategic focus on the development of enhanced oil recovery programs, including the advancement of its initiatives to increase the recovery of light oil using CO(2) miscible flooding, from its preeminent inventory of legacy light oil pools. Todd
Takeyasu, currently Penn West's Senior Vice President, Finance - Treasury, has
been appointed Executive Vice President and Chief Financial Officer, also reporting to Mr. Nunns. Mr. Takeyasu is an integral member of Penn West's senior management team and has been employed with Penn West in various senior roles since 1994. In addition to the foregoing appointments, Sherry A. Wendt, currently Corporate Counsel and Assistant Corporate Secretary for Penn West,
has been appointed Corporate Secretary.
            Penn West also announces that J. Paul Charron and Richard J. Tiede have resigned from their employment with Penn West, effective immediately.
            Mr. Nunns has 29 years of growth oriented oil and natural gas experience, and brings to Penn West a long history of consistent success as an exploration and operational executive. From 1987 to 1993, Mr. Nunns received broad geotechnical exposure, including international oil and natural gas portfolio management, as Chief Geologist at Unocal. From 1993 to 2002, Mr. Nunns held a series of management positions at Rio Alto Exploration Ltd. including
Executive Vice President of Exploration and Development and Chief Operating
Officer. Since 2003, Mr. Nunns has been instrumental in the formation and management of several successful public and private oil and gas companies.
Mr. Nunns was a member of the Board of Directors of Penn West from 2005 until
January 2008.
            Ms. Wendt is a lawyer with a Bachelor of Commerce from the University of
Manitoba and a Bachelor of Laws from the University of Calgary. Before joining
Penn West as Corporate Counsel in 2007, Ms. Wendt practiced with the law firm of Bennett Jones LLP, acting for energy companies on a variety of corporate and commercial transactions and other matters. Prior to her career in law,
Ms. Wendt worked in the area of investment analysis with Investors Group
Investment Management Ltd.

            Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

            %SEDAR: 00022266E          %CIK: 0001334388

            /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: William Andrew, Chief
Executive Officer, Phone: (403) 777-2502, Toll-free: 1-888-770-2633, E-mail:
investor_relations(at)pennwest.com, Website: www.pennwest.com/
            (PWT.UN. PWE PWT.DB.A. PWT.DB.B. PWT.DB.C. PWT.DB.D. PWT.DB.E. PWT.DB.F.)

CO:  Penn West Energy Trust

CNW 08:30e 08-FEB-08